

February 13, 2014

<u>Via E-mail</u>
George Morris
Chief Executive Officer and
Chief Financial Officer
Internet Infinity, Inc.
220 Nice Lane, # 108
Newport Beach, CA 92663

> **Re:** **Internet Infinity, Inc.**
> **Form 10-K for Fiscal Year Ended March 31, 2013**
> **Filed July 15, 2013**
> **Form 10-Q for the Quarterly Period Ended September 30, 2013**
> **Filed November 18, 2013**
> **Form 8-K**
> **Filed December 20, 2013**
> **File No. 0-27633**

Dear Mr. Morris:

We issued comments on the above captioned filings on November 7, 2013 and December 26, 2013. On January 29, 2014, we issued a follow-up letter informing you that those comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps will include our releasing all correspondence relating to our review on the EDGAR system.

You may contact Tony Watson, Accountant, at (202) 551-3318 or Donna Di Silvio, Accountant, at (202) 551-3202 if you have questions regarding our comments. Please contact me at (202) 551-3344 with any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief